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                                                                                                          EXHIBIT 12


                      MOBILE TELECOMMUNICATION TECHNOLOGIES CORP.

EXHIBIT 12 - RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                    (IN THOUSANDS)

                                          9/30/96        1995             1994             1993             1992          1991
                                        ------------------------------------------------------------------------------------------

Earnings:

  Income (loss) before income taxes
    and equity losses                    (87,862)       (53,230)         (21,893)         15,001           2,509         (8,985)

  Fixed charges, net of capitalized
    interest                              37,919         19,234            8,991           9,845           7,468          5,122
                                        ------------------------------------------------------------------------------------------

Earnings                                 (49,943)       (33,996)         (12,902)         24,846           9,977         (3,863)



Fixed Charges:

  Interest expressed                      32,310         11,755           4,331            5,694            3,931         2,014

  Interest capitalized                    5,686          25,939           2,900            1,700            1,300         1,467

  Amortization of financing costs           --             --               333              515              500           500

  Interest factor of rent expense         5,609          7,479            4,327            3,636            3,037         2,608

  Preferred dividend requirement          8,356          8,438            8,438            1,697              --            --
                                        -----------------------------------------------------------------------------------------

Total Fixed Charges                      51,961         53,611           20,329           13,242           8,768          6,589


Ratio of earnings to fixed                                                                  1.88           1.14
charges

Deficiency of earnings to              (101,904)      (87,607)         (33,231)                                        (10,452)
fixed charges

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The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing earnings before income taxes plus fixed charges by the sum of (a) fixed charges which consist of interest expense, amortiza-tion of financing costs and the portion of rental expense which is deemed to be representative of the interest component of rental expense and (b) preferred stock dividends.

Earnings did not cover fixed charges by $101,904,000, $87,607,000, $33,231,000 and $10,452,000 for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1991, respectively. The ratio of earnings to fixed charges and preferred dividends for the years ended December 31, 1993 and 1992 was 1.88 and 1.14, respectively.